UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Elephant Talk Communications, Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

286202205

(CUSIP Number)

Arnold Benoot

Oplombeekstraat 6, 1755 Gooik, Belgium

+003227932556

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

(1)	NAMES OF REPORTING PERSONS PI-SAFFEL
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) (b)
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 23,685,801 shares
	(8)	SHARED VOTING POWER 0 shares
	(9)	SOLE DISPOSITIVE POWER 23,685,801 shares
	(10)	SHARED DISPOSITIVE POWER 0 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,685,801 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

approximately 14.66% (based on 161,622,287 shares of Common Stock outstanding as of October 31, 2015, the most recent publicly available information of the Issuer’s issued and outstanding shares as of the date of this filing)

(14)	TYPE OF REPORTING PERSON (see instructions) IV

ITEM 1. SECURITY AND ISSUES.

This Schedule 13D ("Statement") relates to the common stock of Elephant Talk Communications Corp., a corporation organized under the laws of the State of Delaware ("Issuer"). The principal executive office is located at 100 Park Avenue, New York City, New York 10017, United States of America.

ITEM 2. IDENTITY AND BACKGROUND.

(a)	This Statement is being filed by PI-Saffel (the “Reporting Person”).
(b)	PI-Saffel’s principal office is located at Oplombeekstraat 6, 1755 Gooik, Belgium, telephone number 003227932556
(c)	The Reporting Person is currently a holder of more than 5% outstanding common stock of the Issuer.
(d)	The Reporting Persons has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)
(e)	The Reporting Persons has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject or, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE OF FUNDS OR OTHER CONSIDERATION.

Pursuant to a Securities Purchase Agreement dated December 24, 2015 between the Reporting Person and QAT II Investment S. SA, a shareholder of the Issuer; the Reporting Person acquired 6,500,000 shares of common stock (the “Common Stock”) of the Issuer, par value $0.00001 per share, at a purchase price of EUR 2,000,000 (approximately $ 2,160,000, EUR 0.30709 per share, approximately $0,33166 per share).

Pursuant to a Securities Purchase Agreement dated December 24, 2015 between and among the Reporting Person, Steven van der Velden (“SVDV”) and Interfield Consultancy (C.I. ) Limited, the Reporting Person acquired 10,613,438 shares from SVDV and 642,007 shares from Interfield at an aggregate purchase price of $5,513,959.33 (approximately $0.49 per share).

Pursuant to a Securities Purchase Agreement dated December 31, 2015 between the Reporting Person and Maatschap Sluys, a shareholder of the Issuer; the Reporting Person acquired 1,610,823 shares of Common Stock at a purchase price of $789,303 ($0.49 per share).

Pursuant to a Securities Purchase Agreement dated December 31, 2015 between the Reporting Person and Saffelberg Investments, a shareholder of the Issuer; the Reporting Person acquired 3,954,835 shares of Common Stock at a purchase price of $1,937,869 ($0.49 per share).

On January 13, 2015, the Reporting Person received 364,698 shares of Common Stock from SVDV, who acquired shares as compensation shares pursuant to an employment agreement he has with the Issuer and then transferred to the Reporting Person pursuant to an agreement as a partial payment of the outstanding loans SVDV owed to Maatschap Sluys.

As a result of the above mentioned acquisitions, the Reporting Person received 23,685,801 shares of Common Stock which represents approximately 14.66% of the Issuer's issued and outstanding common stock (based on the total number of 161,622,287 shares of common stock issued and outstanding).

The Reporting Person and Maatschap Sluys are controlled by the same ultimate beneficiary owner, Mr. Jos Sluys, as is Saffelberg Investment NV, a limited liabilitiy company organized and existing under Belgian law with an address at Oplombeekstraat 6, 1755 Gooik, Belgium (hereinafter “Saffelberg”) and whereby PI-Saffel is controlled by Saffelberg;

ITEM 4. PURPOSE OF THE TRANSACTION.

As described above in Item 3, the securities were acquired by the Reporting Person pursuant to Securities Purchase Agreements the Reporting Person entered with several shareholders of the Issuer, respectively.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	The Filer beneficially owns 23,685,801 shares (14.66%) (the “Shares”) of the 161,622,658 outstanding shares of the Issuer.
(b)	The Reporting Persons hold sole power to dispose of the Shares.
(c)	Other than the transaction described herein there has been no other transactions concerning the common stock of the Issuer effected during the past sixty (60) days.
(d)	No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.
(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2016

PI-Saffel

/s/ Maria M. Vercammen

Name: Maria M. Vercammen

Title: permanent representative of SDMS BVBA, managing director